EXHIBIT 10.9

EMPLOYMENT AGREEMENT

        THIS AGREEMENT (“Agreement”), made and entered into as of the 26th day of November, 2003, by and between DAVID SUTTON (hereinafter referred to as “Employee”), and INFORTE CORP., a corporation organized under the laws of the State of Delaware (hereinafter referred to as the “Company”). In consideration of the premises and the mutual promises and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. Scope of Employment.

        1.1     Employment, Duties. Subject to the terms hereof, the Company hereby agrees to employ Employee to render services to the Company as President and Chief Operating Officer, and Employee hereby accepts such employment. In his capacity as President and Chief Operating Officer of the Company, Employee shall perform such duties consistent with such position as are customarily performed by the president and chief operating officer of comparable enterprises or as may be assigned by the Chief Executive Officer of the company or Board of Directors of the Company (the “Board”), including, but not limited to the following responsibilities:

•	Profit and loss responsibility for all operations in the company, presently U.S., Europe and India (planned);
•	Providing the strategic vision, planning expertise and operational leadership required to set and accomplish company operating goals;
•	Expanding the Company’s capabilities in delivering strategy, process, change management and offshore engagements, with specific focus on enhancing the Company’s strengths in the areas of business intelligence, marketing automation and marketing strategy;
•	Monitoring revenue and expenditure trends, and making recommendations for cost-effective operations;
•	Developing and managing annual budgets for the organization and performing periodic cost and productivity analyses;
•	Designing, establishing, and maintaining an organization structure and staffing to effectively accomplish the organization’s goals and objectives; recruits, employs, trains, supervises, and evaluates direct leadership team;
•	Actively driving and participating in business development activities, with the potential of owning relationships at the Company’s most strategic accounts; and
•	Structuring programs and delegating authority to ensure effective communication and efficient operations throughout the Company.

Employee shall report directly to the Chief Executive Officer of the Company. All delivery and functional areas of the Company will report directly through the Employee. At the request and in the discretion of the Company, Employee shall serve as an officer or director of any subsidiary or affiliate of the Company, and shall perform services for any such subsidiary or affiliate as are appropriate to and consistent with the services being performed by Employee for the Company. Services provided to the Company shall be Employee’s primary business activity and Employee shall devote his productive business time, energy and skill (except on vacation days andholidays) to performing his obligations hereunder and shall perform his obligations hereunder diligently, faithfully and to the best of Employee’s abilities. During the Term, Employee may serve on the Board of directors of any civic, charitable or professional organization, provided such service does not interfere or conflict with Employee’s provision of services or hisfulfillment of obligations under this Agreement and provided such organization is not competitive or potentially competitive with Inforte. During the Term, Employee may continue to serve as a member of the Board of directors of Marketing Scientists.

        1.2     Place of Performance. During the Term, Employee shall be based in the Atlanta, Georgia metropolitan area, except for reasonably required travel on business.

        1.3     Compliance with Policies. Subject to the terms of this Agreement, during the Term, Employee shall comply in all respects with all policies and procedures applicable to similarly situated employees of the Company generally and to Employee specifically.

Section 2. Term; Negotiation Period.

        2.1     Term. The Term shall be from December 5, 2003 (the “Effective Date”) through January 31, 2005, (“Initial Term”) subject, however, to prior termination as provided for in this Agreement. The Term shall automatically be extended by an additional one-year period on January 31, 2005 and each subsequent anniversary of such date (“Renewal Date”), unless either party gives written notice to the other at least sixty (60) days prior to the end of the Initial Term or to a Renewal Date that it elects not to renew the Term. In such event, the Term shall conclude at the end of the Initial Term or the Renewal Date following the date of the notice.

        2.2     Negotiation Period. The Company and Employee agree to enter into good faith negotiations for entering into a new agreement on mutually agreeable terms during the last 120 days prior to the expiration of the initial Term. Throughout the Term until the last ninety (90) days prior to the expiration of this Agreement, Employee shall not negotiate with any party other than the Company.

        2.3     Targeted Transition to Chief Executive Officer. The Company expects that, if Employee’s performance warrants, promotion to Chief Executive Officer will occur, subject to the approval of the Board and personal plans of the current Chief Executive Officer. During the Term, in anticipation of such a promotion, Employee shall participate in Board meetings, have direct involvement in the Company’s investor community and its analyst community, work with the current Chief Executive Officer in co-defining the next phase of the Company’s growth plan (including new market offerings and new service lines/organization structure), have direct involvement with the current Chief Executive Officer on building trusted relationships at the Company leadership level and have a lead role in the Company’s Executive Steering Committee. The decision to promote Employee to Chief Executive Officer is at the sole discretion of the Board.

Section 3. Compensation; Expenses.

        3.1     Base Salary. Employee shall be paid a base salary (the “Base Salary”) during the Term at the initial annual rate of Three Hundred Thousand Dollars ($300,000.00) per year. The Base Salary shall be (a) payable on the payroll schedule that the Company may implement from time to time for such payments, and (b) subject to any withholdings and deductions required by applicable law. Effective January 1, 2005, unless the board determines otherwise, Employee shall be paid a base salary at the annual rate of Three Hundred Fifty Thousand Dollars ($350,000.00) per year. Thereafter, on each January 1, or such other appropriate date during each year of the Term when the salaries of senior Employees of the Company are normally reviewed, the Board shall review the Base Salary and determine if, and by how much, the Base Salary should be increased.

        3.2     Cash Signing Amount. The Company agrees to pay Employee an initial cash signing amount of $55,000 based upon Employee’s continued employment with Company throughout the Initial Term. This signing bonus will be payable as follows:

(a) If Employee is employed by the Company on December 31, 2003, an amount of $13,750 payable on January 31, 2004;

(b) If Employee is employed by the Company on March 31, 2004, an amount of $13,750 payable on April 30, 2004;

(c) If Employee is employed by the Company on June 30, 2004, an amount of $13,750 payable on July 31, 2004; and

(d) If Employee is employed by the Company on September 30, 2004, an amount of $13,750 payable on October 31, 2004.

        3.3     Bonus. Employee shall be eligible to earn a Bonus each year based on the performance of Employee and the Company, all in relation to specific goals established by the Company. For 2004, the bonus program shall be as set forth in Exhibit A.

        3.4     Stock Option Plan. During the Term, Employee shall be eligible to be considered for participation in the applicable Company stock option plans and any predecessor or successor stock-based employee incentive or equity based award plans (collectively, the “Stock Option Plan”). For purposes of Employee’s participation for possible grants of stock options under the Stock Option Plan, he will be reviewed and considered for a grant at the same time as, and on a basis and subject to terms that are consistent with, the basis and terms that govem grants to other officers of the Company, taking into account Employee’s position and responsibilities.

        3.5     Initial Stock Option Grant. The Company agrees to recommend that Employee be granted options on two-hundred fifty thousand (250,000) shares of Inforte Corp. common stock in accordance with the Stock Option Plan. This stock option grant will be made on the effective date (December 5, 2003) in accordance with the Stock Option Plan. The grant price will be set at the market price the day preceding the Effective Date (December 4, 2003). Such signing stock options will be granted as incentive stock options, to the extent permitted under the Internal Revenue Code and the terms of the Stock Option Plan, with any options granted in excess of such limits being treated as nonqualified stock options. The options granted pursuant to the signing grant shall vest and become fully exercisable by Employee during the period of his continuous employment by the Company based on the following schedule:

•	50,000 for every 6 months after the grant date for the first year, for a total of 100,000

•	25,000 for every 6 months for the next period of 3 years, for a total of 150,000

        3.6     Expense Reimbursement. The Company shall pay or reimburse Employee in accordance with the Company policy for all reasonable business expenses incurred or paid by Employee in the course of perfonning his duties hereunder. As a condition to such payment or reimbursement, however, Employee shall maintain and provide to the Company reasonable documentation and receipts for such expenses. All air and travel arrangements shall be made through the Company’s chosen travel agency, unless otherwise mutually agreed between the Company and the Employee.

Section 4. Employee Benefits.

        4.1     Benefit Plans. During the Term, Employee shall be entitled to participate in such of the Company’s retirement, supplemental retirement, profit sharing and pension plans, life, health, disability and other insurance programs, as well as other benefit programs, which are generally available to other similarly situated employees of the Company, subject to the Company’s policies with respect to all such benefits or insurance programs or plans. The Company shall not, by virtue of this provision, be under any obligation to Employee to continue to maintain any particular plan or program or any particular benefit level under any plan or program.

4.2 Paid Time Off. Employee shall be entitled to paid time off during the Term, to be accrued and taken in accordance with a policy that is no less favorable for Employee than the Company’s paid time off policy applicable to similarly situated employees.

        4.3     Club Dues. The Company shall reimburse Employee for the documented annual dues and membership fees for one (1) club, up to $5,200 per year, provided Employee submits supporting documentation, not to include capital costs and assessments.

        4.4     Professional Dues. The Company shall reimburse Employee for professional dues and membership fees, up to $4,000 per year, provided that Employee submits supporting documentation.

Section 5. Termination.

        5.1     Death or Total Disability. Employee’s employment hereunder shall terminate upon Employee’s death. The Company may, in accordance with applicable state and federal laws and regulations, terminate Employee’s employment hereunder in the event of Employee’s total disability (total disability meaning the inability of Employee to perform all of his current duties as required hereunder with or without a reasonable accommodation for a period of 180 days within any 12 month period, because of mental or physical condition, illness or injury).

        5.2     Cause. The Company may terminate Employee’s employment hereunder for “Cause”. “Cause”shall mean (a) Employee’s willful misconduct or gross negligence in the performance of his obligations hereunder; (b) Employee’s breach of fiduciary duty to the Company; (c) Employee’s material breach of this Agreement and failure to cure such breach within fifteen (15) days after written notice thereof from the Company provided such breach is curable; (d) Employee’s commission of an act involving moral turpitude that is reasonably likely to cause material damage to the business or reputation of the Company, any affiliate of the Company, or any personnel thereof, (e) Employee’s conviction of or plea of guilty or nolo contendere to any felony or any crime involving theft, fraud or dishonesty; or (f) Employee’s failure to perform a lawful direction of the Chief Executive Officer of the Company or the Board of the Company.

        5.3     Discretionary Termination. The Company shall have the right to terminate this Agreement and the Employee’s employment hereunder at any point during the Term for any reason or for no reason upon giving Employee thirty (30) days written notice of such termination.

        5.4     Termination By Employee for “Good Reason.” Employee shall have the right to terminate this Agreement and his employment hereunder for “Good Reason” upon giving the Company thirty (30) days written notice of such termination; provided that Employee must give the Company such written notice of termination within thirty (30) days of the “Good Reason” (as defined below) arising. As used herein, “Good Reason” shall exist in the event that:, (i) Employee’s title is changed such that his title has significantly diminished stature; (ii) Employee’s duties are materially altered such that his duties are materially diminished; (iii) Employee’s reporting structure is changed without Employee’s consent, (iv) the Company fails to pay the Base Salary or Bonus as and when due and fails to cure such nonpayment within thirty (30) days after written notice thereof by Employee, provided that such nonpayment by the Company is not caused by any conduct (or lack thereof) of Employee constituting “Cause” as defined by Section 5.2 above, or (v) without the Employee’s consent, Employee is required to relocate outside of the Atlanta, Georgia metropolitan area.

        5.5     Termination for “No Good Reason.” Employee shall have the right to terminate this Agreement and his employment hereunder for “No Good Reason” upon giving the Company six (6) months written notice of such termination.

        5.6     Termination Date and Notice of Termination.

        (a)        Any termination of Employee’s employment by the Company (other than termination upon the death of Employee) shall be communicated by written notice to Employee. Any termination of Employee’s employment by the Employee shall be communicated by written notice to the Company. For purposes of this Agreement, a “Notice of Termination” shall mean a written notice, which shall indicate the specific termination provision in this Agreement relied upon and, if pursuant to Section 5.2 or Section 5.4, shall set forth in general terms the facts and circumstances claimed to provide a basis for termination of Employee’s employment under the provision so indicated.

        (b)        “Termination Date” shall mean (i) if Employee’s employment is terminated by his death, the date of his death (ii) if Employee’s employment is terminated pursuant to Section 5.1 hereof as a result of Employee’s total disability, on the date such Notice of Termination is given, (iii) if Employee’s employment is terminated pursuant to Section 5.2 hereof, the date on which such Notice of Termination is received; (iv) if Employee’s employment is terminated pursuant to Section 5.3 or Section 5.4 hereof, thirty (30) days from the date on which such Notice of Termination is received; and (v) if Employee’s employment is terminated pursuant to Section 5.5 hereof, six (6) months from the date on which such Notice of Termination is received.

Section 6. Compensation Upon Termination or During Disability.

        6.1     Incapacity. During any period in which Employee fails to perform his duties hereunder as a result of incapacity due to physical or mental injury or illness, Employee shall continue to receive for the coverage period under the then applicable Short Term Disability program maintained by the Company, his then current full Base Salary and earned Bonus, offset by any benefits received under the Company’s Short Term Disability program for such period. Following the completion of the Short Term Disability coverage period, Employee will be eligible for benefits under the then applicable Long Term Disability program, plus any supplemental disability benefits under an executive program offered by the Company in which the Employee has elected to participate, at his cost.

        6.2     Termination by Company Due to Death or Total Disability. If Employee’s employment is terminated pursuant to Section 5.1 due to death or total disability, the Company shall pay Employee his then current full Base Salary and earned Bonus through the Termination Date and such other benefits as are otherwise vested and due to Employee as of the Termination Date. Upon a termination pursuant to Section 5.1, stock options, to the extent vested and exercisable as of the Termination Date, will be exercisable by the Employee’s beneficiary as per the 1997 Amended and Restated Incentive Compensation Plan. Upon a termination pursuant to Section 5.1, all restrictions on all awarded restricted stock shall lapse immediately prior to such Termination Date.

        6.3     Termination by Company Due to “Cause”. If Employee’s employment is terminated pursuant to Section 5.2 (“Cause”), the Company shall pay Employee his then current full Base Salary through the Termination Date and such other benefits as otherwise vested and due to Employee as of the Termination Date.

        6.4     Discretionary Termination by Company or Termination by Employee for “Good Reason.” In the event the Company terminates Employee’s employment pursuant to Section 5.3 hereof, or Employee terminates his employment for “Good Reason” pursuant to Section 5.4 hereof, the Company shall have fully discharged their obligations to Employee by providing Employee the Base Salary (pursuant to Section 3.1) and earned Bonus (pursuant to, Section 3.3, except any restricted stock component of the bonus payment will be paid in cash not restricted stock and the bonus will be paid as earned at the termination date, not at the end of the 6 month period) for a period of six (6) months. In addition, Company shall provide Employeee with six (6) months of continued health and welfare benefit plan coverage following the Termination Date at active employee levels and active employee cost (which shall be considered part of any continuation coverage or conversion rights required by COBRAA or any other applicable law provided that Employee applies for COBRA continuation and remains eligible for COBRA benefits). In addition, any stock options granted to Employee hereunder prior to such termination that vest in the next six (6) months after the termination date shall become fully vested and nonforfeitable as of the Termination Date. Such options shall remain exercisable as per the 1997 Amended and Restated Incentive Compensation Plan. Upon a termination pursuant to Section 5.3 or 5.4 hereof, all restrictions on all awarded restricted stock shall lapse immediately prior to such Termination Date. Notwithstanding the foregoing if Employee breaches or violates any of the covenants contained in Section 8 the Company may cease paying the termination benefits.

        6.5     Termination by Employee for “No Good Reason.” If Employee terminates pursuant to Section 5.5 (“No Good Reason”), the Company shall pay Employee his then current full Base Salary through the Termination Date and such other benefits as otherwise vested and due to Employee as of the Termination Date.

        6.6     Change of Control. Following a Change of Control of the Company, if a termination by the Company without Cause or by the Employee for Good Reason occurs within twelve (12) months following the Change of Control, or if the Employee elects to voluntarily resign in the thirty (30) day period following the six (6) month anniversary of the Change of Control, the Employee shall receive the amounts and benefits provided in Section 6.3 above, except for it being for a twelve (12) month period and that the Base Salary and earned Bonus amounts shall be paid in a single lump sum payment within thirty (30) days following the Employee’s Termination Date. For purposes of this Section 6.4, “Change of Control” is defined as the acquisition by any person or entity not a 10% stockholder as of the Effective Date of at least fifty (50) percent ownership in the voting equity of the Company. Notwithstanding the foregoing if Employee breaches or violates any of the covenants contained in Section 8 the Company may cease paying the termination benefits. Upon a termination pursuant to Change of Control all restrictions on all awarded restricted stock shall lapse immediately prior to such Termination Date.

        6.7     No Mitigation. Employee shall not be required to mitigate the amount of any payment provided for in this Section 6 by seeking other employment or otherwise and any amounts earned from such alternate employment, if any, shall not reduce the amounts otherwise payable by the Company hereunder.

        6.8     Release. As a condition of receiving any termination benefits contained in this Section 6 (except payment of salary through the Termination Date) Employee shall sign and return a general release in a form acceptable to the Company.

Section 7. Representations.

        7.1     Of Employee. Employee represents and warrants to the Company that (a) his execution, delivery and performance of this Agreement do not and will not conflict with, violate, or constitute a breach of or default under any provision of law or regulation applicable to him or any provision of any agreement, contract or other instrument to which he is a party or otherwise bound; (b) this Agreement constitutes the legal, valid and binding obligation of Employee, enforceable against Employee in accordance with its terms; and (c) he has not received any legal advice contrary to his representations or warranties set forth in this Section 7.1.

        7.2     Of the Company. The Company represents and warrants to Employee that (a) this Agreement has been duly executed and delivered by the Company; (b) the execution, delivery and performance of this Agreement by the Company has been duly authorized by all necessary corporate action; (c) this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms; (d) the execution, delivery and performance of this Agreement by the Company do not and will not conflict with, violate, or constitute a breach of the Articles of Incorporation or By-laws of the Company or any of its affiliates or subsidiaries or any law or regulation applicable to the Company or any of its subsidiaries; and (e) the Company has not received any legal advice contrary to the Company’s representations and warranties set forth in this Section 7.2.

Section 8. Protection of Confidential Information; Non-Competition.

        8.1     Confidentiality and Non-Disclosure. The Employee acknowledges that the Employee’s services will be unique, that they will involve the development of Company relationships with key customers, suppliers, and service providers as well as with key Companyemployees and that the Employee’s work for the Company will give the Employee access to highly confidential information not available to the public or competitors, including trade secrets and confidential marketing, sales, product development and other data and information which it would be impracticable for the Company to effectively protect and preserve in the absence of this Section 8 and the disclosure or misappropriation of which could materially adversely affect the Company. Accordingly, the Employee agrees:

        (a)   except in the course of performing the Employee’s duties provided for in Section 1, Employee shall not at any time, whether before, during or after the Employee’s employment with the Company, to divulge to any other entity or person any confidential information acquired by the Employee concerning the Company’s or its subsidiaries’ or affiliates’ financial affairs or business processes or methods or their research, development or marketing programs or plans, or any other of its or their trade secrets. In the event that the Employee is requested or required to make disclosure of information subject to this Section 8.1 under any court order, subpoena or other judicial process, then, except as prohibited by law, the Employee will promptly notify the Company, take all reasonable steps requested by the Company to defend against the compulsory disclosure and permit the Company to control with counsel of its choice any proceeding relating to the compulsory disclosure. The Employee acknowledges that all information, the disclosure of which is prohibited by this section, is of a confidential and proprietary character and of great value to the Company and its subsidiaries and affiliates.

        (b)   to deliver promptly to the Company on termination of the Employee’s employment with the Company, or at any time that the Company may so request, any memoranda, notes, records, reports, manuals, drawings, software, electronic/digital media records, blueprints and other documents (and all copies thereof) relating to the Company’s (and its subsidiaries’ and affiliates’) business and all property associated therewith including electronic equipment, which the Employee may then possess or have under the Employee’s control.

        8.2     Non-Competition. In consideration of the Company’s entering into this Agreement, the Employee agrees that at all times during the Term and thereafter for the time period described hereinbelow, the Employee shall not, directly or indirectly, for Employee or on behalf of or in conjunction with, any other person, company, partnership, corporation, business, group, or other entity (each, a “Person”):

        (a)   until the first anniversary of the Termination Date, Employee will not directly or indirectly engage in or be connected with (as an officer, director, partner, owner, employee, creditor or otherwise) any business that is a competitor of Inforte;

        (b)   until the first anniversary of the Termination Date, (i) discuss with any Person who is, at such Termination Date or who was during the six (6) month period preceding the Termination Date, engaged in activity on behalf of the Company or any subsidiary or affiliate of the Company for the purpose or with the intent of enticing such Person to cease such activity on behalf of the Company or such subsidiary or affiliate; or (ii) solicit, induce, or attempt to induce any Customer of the Company to cease doing business in whole or in part with or through the Company or a subsidiary or affiliate or otherwise provide any services to any Customer of the Company, or to do business with or otherwise provide any services to any Competitor.

For purposes of this Agreement, “Competitor” means a person or entity who or which is engaged in a material line of business conducted by the Company as of the Termination Date.

        8.3     Remedies. If the Employee commits a breach or threatens to breach any of the provisions of Section 8.1 or 8.2 hereof, the Company shall have the right and remedy to have the provisions of this Agreement specifically enforced by injunction or otherwise by any court having jurisdiction, it being acknowledged and agreed that any such breach will cause irreparable injury to the Company in addition to money damage and that money damages alone will not provide a complete or adequate remedy to the Company, it being further agreed that such right and remedy shall be in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity.

        8.4     Severability. If any of the covenants contained in Sections 8.1, 8.2 or 8.3, or any part thereof, hereafter are construed to be invalid or unenforceable, the same shall not affect the remainder of the covenant or covenants, which shall be given full effect, without regard to the invalid portions. The period during which the prohibitions of Section 8.2 are in effect shall be extended by any period or periods during which the Employee is in violation of Section 8.2. If any of the covenants contained in Sections 8.1 or 8.2, or any part thereof, are held to be unenforceable, the parties agree that the court making such determination shall have the power to revise or modify such provision to make it enforceable to the maximum extent permitted by applicable law and, in its revised or modified form, said provision shall then be enforceable. The parties hereto intend to and hereby confer jurisdiction to enforce the covenants contained in Sections 8.1, 8.2 and 8.3 upon the courts of any state within the geographical scope of such covenants. In the event that the courts of any one or more of such states shall hold such covenants wholly unenforceable by reason of the breadth of such covenants or otherwise, it is the intention of the parties’ hereto that such determination not bar or in any way affect the Company’s right to the relief provided above in the courts of any other states within the geographical scope of such covenants as to breaches of such covenants in such other respective jurisdictions, the above covenants as they relate to each state being for this purpose severable into diverse and independent covenants.

        8.5     Marketing Scientists. Notwithstanding the provisions of this Section 8 to the contrary, Employee shall be permitted to continue his involvement as a Board member with the research arm of Marketing Scientists and any related book rights and any other related activities, as set forth is a separate agreement between the Company and Employee, dated January 28, 2004, addressing the understanding between the Company and Employee with respect to certain items relating to Marketing Scientists.

Section 9. Intellectual Property.

        9.1     Notwithstanding and without limiting the provisions of Section 8, but subject to the terms of the separate agreement between the Company and Employee, dated January 28, 2004, addressing the understanding between the Company and Employee with respect to certain items relating to Marketing Scientists, the Company shall be the sole owner of all the products and proceeds of the Employee’s services hereunder, including, but not limited to, all materials, ideas, concepts, formats, suggestions, developments, arrangements, packages, programs and other intellectual properties that the Employee may acquire, obtain, develop or create in connection with or during the Term, free and clear of any claims by the Employee (or anyone claiming under the Employee) of any kind or character whatsoever (other than the Employee’s right to receive payments hereunder), the Employee shall, at the request of the Company, execute such assignments, certificates or other instruments as the Company may from time to time deem necessary or desirable to evidence, establish, maintain, perfect, protect, enforce or defend its right, title or interest in or to any such properties.

Section 10. Miscellaneous.

        10.1     Binding Effect. This Agreement shall inure to the benefit of and shall be binding upon Employee and his executor, administrator, heirs, personal representative and assigns, and the Company and its successors and assigns; provided, however, neither party hereto shall be entitled to assign this Agreement or any of its rights, or delegate any of its duties hereunder (except, in the case of Employee, customary delegation of authority not inconsistent with this Agreement; and except, in the case of the Company, to any person or entity acquiring all or substantially all of the assets of the Company or to any entity controlling, controlled by or under common control with the Company), hereunder without the prior written consent of the otherr party.

        10.2     Indemnification. The Company shall indemnify Employee to the maximum extent permitted by the Company’s articles of incorporation, by-laws, and Board resolutions, but in any event only to the extent permitted by Delaware law in force at the time indemnification is claimed. It shall be a condition of the obligation of the Company that Employee fully cooperates in his own and the Company’s defense of any Proceeding.

        10.3     Governing Law. This Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by and in accordance with, the laws of the State of Illinois. The parties hereto agree that the state or federal courts in the State of Illinois shall have personal jurisdiction over them with respect to all matters arising from or with respect to this Agreement. Such courts shall be the exclusive forum for the resolution of any matter or controversy arising from or with respect to this Agreement. Service of a summons and complaint concerning any such matter or controversy may, in addition to any other lawful means, be effected by sending a copy of such summons and complaint by certified mail to the party to be served as specified in Section 10.5 hereof.

        10.4     Headings. The section and subsection headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        10.5     Notices. Unless otherwise agreed to in writing by the Parties hereto, all communications provided for hereunder shall be in writing and shall be deemed to be given when delivered if delivered in person or by telecopy or five (5) business days after being sent by first-class mail, registered or certified, return receipt requested, with proper postage prepaid, and

(a)	If to Employee, addressed to:

Mr. David Sutton 3352 Kilby Place Atlanta, GA 30327

(b)	If to the Company, addressed to:

Inforte Corp. 150 N. Michigan Avenue Suite 3400 Chicago, Illinois 60601 Attention: Chief Financial Officer

With copy to :

Foley and Lardner LLP 321 N. Clark Suite 2800 Chicago, Illinois 60610 Attention: Ed Mason

or to such other person or address as shall be furnished in writing by either party to the other as provided for above prior to the giving of the applicable notice or communication.

        10.6     Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

        10.7     Entire Agreement. This Agreement is intended by the parties to be the final expression of their agreement with respect to the subject matter hereof and is the complete and exclusive statement of the terms thereof, notwithstanding any representations, statements or agreements to the contrary heretofore made. This Agreement may be modified only by a written instrument signed by each of the parties hereto.

        10.8     Severability. All provisions of this Agreement are severable from one another, and the unenforceability or invalidity of any provision of this Agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement; provided, however, that should any judicial body interpreting this Agreement deem any provision to be unreasonably broad in time, territory, scope or otherwise, the Company and Employee intend for the judicial body, to the greatest extent possible, to reduce the breadth of the provision to the maximum legally allowable parameters rather than deeming such provision totally unenforceable or invalid.

        10.9     Waiver. The waiver by either the Company or Employee of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any prior or subsequent breach of the same provision by the other party or a waiver of a breach of another provision of this Agreement by the other party. No waiver or modification of any provision of this Agreement shall be valid unless in writing and duly executed by the party to be charged with the waiver or modification.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

"Company"
Inforte Corp.
By: /s/ Nick Heyes
Print Name: Nick Heyes
Title: CFO
"Employee"
/s/David Sutton
David Sutton

Exhibit A

2004 Bonus Plan

Objectives of Bonus Plan — Bonus will be based on annual revenue growth and operating margin performance at the end of the year. Credit is given for all growth (providing firm is profitable overall). Bonus credit escalates with increased levels of revenue growth and margin. The attached bonus table outlines the bonus for various revenue and margin performance levels:

Revenue Growth (%)	Operating Margin (%)	Bonus ($) Per %	Revenue Bonus ($)
*	*	4000	80,000
		4000	80,000
		4000	80,000
		4500	180,000
		4500	180,000
		4500	180,000
		2500	150,000
		5000	300,000
		5000	300,000
		1250	100,000
		5500	440,000
		5500	440,000
		1000	100,000
		6000	600,000
		6000	600,000

* Indicates that material has been omitted and confidential treatment has been requested therefor. All such omitted material has been filed separately with the SEC pursuant to Rule 24b-2.

Bonus Calculation

•	Revenue growth will be calculated by comparing Inforte’s total reported net revenue (revenue before expense reimbursements) for 2004 with the “Base Revenue”. The Base Revenue is defined as Inforte’s net reported 2003 revenue plus the annualized revenue of any company Inforte may acquire in 2003 or 2004. The annualized revenue of an acquired company will be calculated as four (4) times the forecast (as modeled by Inforte’s management team in its valuation of the acquisition target and agreed by Inforte’s Board of directors) of the acquired company’s net revenue performance in its first quarter as a combined entity with Inforte. To the extent, Inforte acquires a company in 2004 the annualized revenue of that company shall be pro-rated to reflect the calendar time remaining in 2004. All revenue will be reported using Inforte’s standard revenue recognition rules. Below are some examples of how the Base Revenue calculation will work.

No Acquisition — Inforte reports net revenue of $32 million in 2003. In this scenario, $32million becomes the Base Revenue and will be compared against Inforte’s total reported net revenue for 2004.

Acquisition in 2003 — Inforte reports net revenue of S32 million in 2003. Inforte acquires a company in the fourth quarter of 2003 that generated $3 million of net revenue in that quarter. However, for various reasons (which may include things such as anticipated integration issues or the closing of unprofitable practice areas), the management team projects that the company will generate $2 million of net revenue in the first quarter of 2004. The Base Revenue becomes $40 million ($32 million plus $2 million annualized) and will be compared against Inforte’s total reported net revenue for 2004.

Acquisition in 2004 — Inforte reports net revenue of $32 million in 2003. Inforte acquires a company on March 31, 2004, and the management team projects that the company will generate $2 million of net revenue in the second quarter of 2004. The Base Revenue becomes $38 million ($32 million plus $2 million for three quarters) and will be compared against Inforte’s total reported net revenue for 2004.

•	Operating margin will be defined as Inforte’s GAAP reported operating margin.

•	The operating margin will be calculated including the expense of your and all other bonus amounts.

Bonus Payment Method

•	The bonus will be paid quarterly based upon quarterly estimates of annual revenue growth and operating margin performance. The revenue portion of the calculation for quarterly payment will be based upon year over year revenue growth in the given quarter for that quarter. The operating margin portion of the calculation for quarterly payment will be defined as Inforte’s GAAP reported operating margin for the given quarter.

•	The quarterly bonuses will be paid on the following dates: April 30, 2004, July 31, 2004, October 31, 2004, and January 31, 2005.

•	Twenty Five (25%) percent of the bonus will be paid out as restricted stock — the number of shares of restricted stock granted will be calculated as follows: 25% of the revenue bonus attainment multiplied by 1.25 divided by the market price one day prior to grant date. Restricted stock will be governed by Inforte’s Restricted Stock Agreement which will reflect the following vesting schedule:

Vesting Date	Percentage of granted shares for which all restrictions lapse
1 year after grant date	1/3
2 years after grant date	1/3
3 years after grant date	1 /3

•	There are no sale restrictions on the granted restricted stock once vested.

•	Fifty (50%) percent of the quarterly bonus for the first three quarters of the year will be “held back” until the end of the year in case Inforte experiences any significant revenue and/or margin shortfalls in the remainder of the year. At the end of the year, Inforte will calculate the finalized bonus based upon Inforte”s actual 2004 revenue growth and operating margin performance, and Inforte will pay the difference between the finalized bonus amount and the sum of quarterly bonus payments previously made in the year.

•	For 2004 Employee will be guaranteed a minimum bonus payment of $50,000 paid in quarterly amounts in cash on the payment dates specified above. The Employee must be an employee of record on the payment date to receive the payment.

Miscellaneous Rules

•	Inforte reserves the right to reclaim prior bonus payments made to the extent any revenue and/or margin shortfall cannot be offset by the amounts being “held back”.

•	Inforte reserves the right to reclaim all quarterly bonus payments made under the 2004 Bonus Plan in the event you voluntarily terminate your employment, other than for “Good Reason” (as defined in the Employment Agreement entered into between the Company and the Employee, dated December 1, 2003), with Inforte prior to January 31, 2005.